SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

YY Inc.

(Name of Issuer)

American Depositary Shares, each representing

20 Class A common shares, par value $0.00001 per share

(Title of Class of Securities)

98426T106**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP Number is for the American Depositary Shares relating to Class A common shares that trade on The NASDAQ National Market.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 848637104	13 G	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia, L.P. (“Steamboat Asia”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
110,627,840 shares[1]; except that Steamboat Ventures Asia Manager, L.P. (“Steamboat Manager”), the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat Ventures Asia GP, Ltd. (“Steamboat GP”), the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and John R. Ball (“Ball”) and Liping Fan (“Fan”), the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
110,627,840 shares[1]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,627,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* PN

1 Consists of (i) 100,000 Class A common shares, represented by 5,000 American Depositary Shares (“ADS”) owned directly by Steamboat Asia and (ii) 110,527,840 Class B common shares which convert into Class A common shares on a 1-for-1 basis, represented by 5,526,392 ADS owned directly by Steamboat Asia.

CUSIP NO. 848637104	13 G	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia Manager, L.P. (“Steamboat Manager”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
110,627,840 shares[2]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
110,627,840 shares[2]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,627,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* PN

2 Consists of (i) 100,000 Class A common shares, represented by 5,000 ADS owned directly by Steamboat Asia and (ii) 110,527,840 Class B common shares which convert into Class A common shares on a 1-for-1 basis, represented by 5,526,392 ADS owned directly by Steamboat Asia.

CUSIP NO. 848637104	13 G	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia GP, Ltd. (“Steamboat GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
110,627,840 shares[3]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
110,627,840 shares[3]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,627,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* OO

3 Consists of (i) 100,000 Class A common shares, represented by 5,000 ADS owned directly by Steamboat Asia and (ii) 110,527,840 Class B common shares which convert into Class A common shares on a 1-for-1 basis, represented by 5,526,392 ADS owned directly by Steamboat Asia.

CUSIP NO. 848637104	13 G	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. Ball (“Ball”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 430,000 shares, represented by 21,500 ADS.
6	SHARED VOTING POWER
		110,627,840 shares[4]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 430,000 shares, represented by 21,500 ADS.
8	SHARED DISPOSITIVE POWER
		110,627,840 shares[4]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,057,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

4 Consists of (i) 100,000 Class A common shares, represented by 5,000 ADS owned directly by Steamboat Asia and (ii) 110,527,840 Class B common shares which convert into Class A common shares on a 1-for-1 basis, represented by 5,526,392 ADS owned directly by Steamboat Asia.

CUSIP NO. 848637104	13 G	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liping Fan (“Fan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 60,000 shares, represented by 3,000 ADS.
6	SHARED VOTING POWER
		110,627,840 shares[5]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 60,000 shares, represented by 3,000 ADS.
8	SHARED DISPOSITIVE POWER
		110,627,840 shares[5]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,687,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON* IN

5 Consists of (i) 100,000 Class A common shares, represented by 5,000 ADS owned directly by Steamboat Asia and (ii) 110,527,840 Class B common shares which convert into Class A common shares on a 1-for-1 basis, represented by 5,526,392 ADS owned directly by Steamboat Asia.

CUSIP NO. 848637104	13 G	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER

YY Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

No. 50 Jianzhung Road Tianhe Software Park, Tianhe District Guangzhou 510660 People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Steamboat Ventures Asia, L.P., a Cayman Islands exempted limited partnership (“Steamboat Asia”), Steamboat Ventures Asia Manager, L.P., a Cayman Islands exempted limited partnership (“Steamboat Manager”), Steamboat Ventures Asia GP, Ltd., a Cayman Islands exempted company (“Steamboat GP”), and John R. Ball (“Ball”) and Liping Fan (“Fan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Steamboat Manager is the general partner of Steamboat Asia, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat Asia. Steamboat GP is the general partner of Steamboat Manager, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat Asia. Ball and Fan are directors of Steamboat GP, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Steamboat Asia.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Steamboat Ventures Asia c/o Walkers SPV Limited
P.O. Box 908GT
Mary Street, George Town
Grant Cayman, Cayman Islands

ITEM 2(C)	CITIZENSHIP

Steamboat Asia and Steamboat Manager are Cayman Islands exempted limited partnerships. Steamboat GP is a Cayman Islands exempted company. Ball and Fan are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

American Depositary Shares (“ADS”)

Each ADS represents an ownership interest in twenty Class A common shares. The Reporting Persons currently hold (i) Class A common shares and (ii) Class B common shares which convert into Class A common shares on a 1-for-1 basis. Class A common shares may be deposited with the depositary for ADSs.

ITEM 2(E)	CUSIP NUMBER

98426T106 (CUSIP Number for the ADSs, which are traded on The NASDAQ National Market. The Class A common shares do not have a CUSIP Number.)

CUSIP NO. 848637104	13 G	Page 8 of 12

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2012.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Steamboat Asia and Steamboat Manager, and the memorandum and articles of association of Steamboat GP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 848637104	13 G	Page 9 of 12

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 848637104	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	Steamboat Ventures Asia, L.P.

By: Steamboat Ventures Asia Manager, L.P.
Its: General Partner

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ John R. Ball
John R. Ball, Director

Steamboat Ventures Asia Manager, L.P.

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ John R. Ball
John R. Ball, Director

Steamboat Ventures Asia GP, Ltd.

	By:	/s/ John R. Ball
John R. Ball, Director

/s/ John R. Ball
John R. Ball

/s/ Liping Fan
Liping Fan

CUSIP NO. 848637104	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 848637104	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of YY Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2013	Steamboat Ventures Asia, L.P.

By: Steamboat Ventures Asia Manager, L.P.
Its: General Partner

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ John R. Ball
John R. Ball, Director

Steamboat Ventures Asia Manager, L.P.

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ John R. Ball
John R. Ball, Director

Steamboat Ventures Asia GP, Ltd.

	By:	/s/ John R. Ball
John R. Ball, Director

/s/ John R. Ball
John R. Ball

/s/ Liping Fan
Liping Fan